

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

September 10, 2009

Mr. Ralph D. McRae
Chief Executive Officer
Leading Brands, Inc.
Suite 1800
1500 West Georgia Street
Vancouver, BC, CA V6G 2Z6

>      **Re:     Leading Brands, Inc.**
>      **Form 20-F for Fiscal Year Ended**
>      **February 28, 2009**
>      **Filed June 1, 2009**
>      **File No. 000-19884**
>      **Response Letter Dated August 18, 2009**

Dear Mr. McRae:

　　　　We have reviewed your supplemental response letter filed August 18, 2009 and have the following additional comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Liquidity and Capital Resources, page 24

1. We note from your response to comments one and two from our letter dated August 4, 2009, that your debt agreement with the principal lender of your subsidiary Leading Brands of Canada, Inc. (LBCI) restricts LBCI from transferring funds to its parent company, Leading Brands, Inc.  Please explain to us how you considered the disclosures requirements set forth by Rules 4-08(e)(3) and 12-04 of Regulation S-X.  In your response, please provide us with the

computations of your proportionate share of net assets of consolidated
subsidiaries restricted as to transfer to the parent company.  See Question 1 of
SAB Topic 6:K.2 for additional guidance.

Consolidated Financial Statements
Note 19. Differences Between Canadian and United States Generally Accepted
Accounting Principles

2.  Given the significant disparity between your market capitalization and the net
    book value of your equity as of February 28, 2009, please provide us with more
    information about the results of your latest goodwill impairment test. In this
    regard, please address the following:

    - Quantify each reporting unit's carrying value and calculated fair value as of
      your latest impairment test date and provide us with a sensitivity analysis that
      shows how this fair value would fluctuate based on reasonably likely changes
      in your assumptions.
    - Please disclose the methodology that you apply in determining fair value,
      which appears to be a discounted cash flow methodology. Quantify for us the
      material assumptions made during the most recent impairment test performed.
      In this regard, describe at a minimum the assumptions relating to projected
      cash flows, discount rate, growth rates, and terminal values applied.
    - Compare for us the projected cash flows assumed in your calculation of fair
      value to your historical results and explain to us the basis for any differences
      between them. Explain how you considered the decrease in gross sales and the
      losses that you have experienced over the past three years in developing your
      projected cash flows.

3.  We note your proposed revisions to disclosure in response to part a) of comment
    four from our letter dated July 9, 2009. The information you provide us in
    response to the previous comment should be disclosed in future filings as part of
    your discussion of critical accounting estimates. Provide us with the text that you
    intend to include in future filings using amounts as of February 28, 2009.

4.  We note that your stock price as of February 28, 2008, was $1.42 per share, and
    the price on February 28, 2009, was $0.11 per share. Furthermore, your market
    capitalization as of the date of this letter appears to be roughly half of the book
    value of equity as of February 28, 2009. Please discuss the reasons why you
    believe your stock price and market capitalization declined. Explain how the same
    factors impacting your stock price have affected your determination of fair value.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3790 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services